# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Moon Metals Inc., CIK 0001732379
CUSIP: 09570Q509
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1133 Melville Street, Suite 2700, Vancouver, British Columbia Canada (A1), V6E 4E5
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-26-003116
Filed by CIK 0001745390

## Reporting persons
- Eric M. Mindich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,621,330; shared voting power 0; sole dispositive power 236,624; shared dispositive power 3,384,706; aggregate amount beneficially owned 3,621,330 (3.5% of the class)
  Comment: The percentage of Common Shares beneficially owned, as reported in this Schedule 13G, is based on 104,863,001 Common Shares outstanding as of the record date of June 15, 2026, representing the number of Common Shares reported by the Issuer in its Management Information Circular dated June 18, 2026.

## Item 1. Issuer
Name of issuer: Blue Moon Metals Inc.
Address of issuer's principal executive offices: 1133 Melville Street, Suite 2700, Vancouver, British Columbia, V6E 4E5

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

Eric M. Mindich ("Mr. Mindich") (a) with respect to shares of common stock directly owned by him and (b) with respect to shares owned by limited liability companies, organized under the laws of the State of Delaware, which, as manager of those entities, Mr. Mindich is deemed to have voting and investment power.
Address of principal business office or, if none, residence: P.O. Box 907 New York, NY 10150
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,621,330
Percent of class: 3.5
Sole power to vote or to direct the vote: 3,621,330
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 236,624
Shared power to dispose or to direct the disposition:
3,384,706

The percentage of Common Shares beneficially owned, as reported in this Schedule 13G, is based on 104,863,001 Common Shares outstanding as of the record date of June 15, 2026, representing the number of Common Shares reported by the Issuer in its Management Information Circular dated June 18, 202
6.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Eric M. Mindich: /s/ Eric M. Mindich, Private Investor (08/14/2026)